
10013278

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X] PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

Chemed Corporation

(Name of issuer of the securities held pursuant to the plan)

2600 Chemed Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN



By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 28, 2010

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS — PAGE NUMBER

(a) Financial Statements

Other schedules required by 29 CFR Section 25203103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



Audit • Tax • Advisory

Grant Thornton LLP
4000 Smith Road, Suite 500
Cincinnati, OH 45209-1967

T 513.762.5000
F 513.241.6125
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Administrator of the
Chemed/Roto-Rooter Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Chemed/Roto-Rooter Savings and Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Chemed/Roto-Rooter Savings and Retirement Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in



the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
June 28, 2010

Chemed/Roto-Rooter
Savings & Retirement Plan

Statements of Net Assets Available for Benefits

	December 31, 2009	December 31, 2008
Assets:		
Investments, at fair value:		
Chemed Corporation common stock	$ 28,873,189	$ 27,747,990
Mutual funds:		
JP Morgan Core Bond Fund	13,371,965	13,203,586
FFI Institutional Fund (formerly Merrill Lynch)	12,769,210	14,147,796
BlackRock Fundamental Growth Fund	10,442,241	7,873,352
ING International Value Fund	8,946,028	6,148,222
BlackRock Equity Dividend Fund	5,583,732	5,439,269
Alger Mid Cap Growth Fund	5,499,109	3,433,786
Wells Fargo Advantage Short Duration Government Bond Fund	5,220,893	6,295,139
Goldman Sachs Mid Cap Value Fund	5,054,477	2,770,530
MFS Total Return Fund	3,649,003	2,883,025
Oakmark Equity & Income Fund	2,743,545	1,828,946
Oppenheimer International Small Company Fund	2,147,427	694,626
Columbia Small Cap Value Fund	1,666,030	1,064,321
Seligman Communications and Information Fund	1,519,167	872,065
Lord Abbett Developing Growth Fund	723,867	-
BlackRock Pacific Fund	529,562	290,471
UBS U.S. Small Cap Growth Fund	-	599,355
Collective trust:		
Merrill Lynch Equity Index Trust	7,224,987	5,526,093
Loan Fund	5,332,680	4,674,512
Total investments	121,297,112	105,493,084
Receivables:		
Employer contributions	1,725,369	2,208,373
Accrued interest and dividends	466	96
Total receivables	1,725,835	2,208,469
Cash	31,420	41,573
Total assets	123,054,367	107,743,126
Liabilities:		
Accrued expenses	2,443	2,123
Net assets available for benefits	$ 123,051,924	$ 107,741,003

The accompanying notes are an integral part of these financial statements

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2009
Investment income:	
Net appreciation in fair value of investments	$ 18,735,396
Interest and other income	2,209,981
	20,945,377
Contributions:	
Employer	4,288,916
Participant	6,441,159
Rollovers	342,722
	11,072,797
Benefits paid to participants	(16,638,440)
Administrative expenses	(68,813)
Increase in net assets	15,310,921
Net assets available for benefits:	
Beginning of year	107,741,003
End of year	$ 123,051,924

The accompanying notes are an integral part of this financial statement

1. General Description of the Plan

Overview and Eligibility

Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 85% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2009, the IRC limit on before-tax contributions was $16,500. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions to the Plan on the first 6% of employees' basic contribution ("Matching Contribution").

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $245,000 for the Plan year ended December 31, 2009. All contributions are subject to limitations imposed by the IRC and ERISA.

Vesting and Forfeitures

Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in 20% increments after two years of service and participants are fully vested after six years of service. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future Matching Contributions to the Plan. At December 31, 2009 and 2008, the forfeited account totaled $416,789 and $399,632, respectively. During 2009, $416,789 of forfeitures was used to reduce the Matching Contribution. Participants who incur forfeitures under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

Investment Options

Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch as Trustee and currently offers the following investment options for contributions: FFI Institutional Fund, Wells Fargo Advantage Short Duration Government Bond Fund, JP Morgan Core Bond Fund, MFS Total Return Fund, Oakmark Equity & Income Fund, BlackRock Fundamental Growth Fund, Merrill Lynch Equity Index Trust, Alger Mid Cap Growth Fund, ING International Value Fund, BlackRock Equity Dividend Fund, Goldman Sachs Mid Cap Value Fund, Columbia Small Cap Value Fund, Seligman Communications and Information Fund, Lord Abbett Developing Growth Fund, Oppenheimer International Small Company Fund and BlackRock Pacific Fund. The Chemed Corporation Stock Fund is also an investment option for employee contributions. Purchases of Chemed Corporation stock are made by the Plan's trustee on the open market. Employer contributions are invested at the discretion of the Plan administrator. These same investment options are available for the employer contributions. The Plan allows participants to transfer funds among the various investment options.

Participant Loans

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions. Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment. Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

Payment of Benefits

Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals

The Plan allows withdrawals of after-tax, rollover and vested employer matching contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal of before-tax contributions for participants under age 59½ years in cases of demonstrated "financial hardship", as defined by the Plan documents.

Plan Termination
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

2. Summary of Significant Accounting Policies

Investment valuation
Investments of the Plan are valued at fair value for shares of mutual funds, collective trust and common stock. Participant loans are stated at amortized cost, which approximates fair value. Fair value is determined principally from quoted market values for all investments, except for the collective trust, which is based on net asset value. Cost is determined using the weighted average cost of securities owned.

Investment income
Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Payment of benefits
Benefits are recorded when paid.

Expenses of the Plan
Unless paid by the Company, all expenses incurred in the administration of the Plan are paid by the Plan.

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP").

Investment appreciation (depreciation)
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized and unrealized appreciation (depreciation) for the specified period. Net unrealized appreciation (depreciation) is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted-average cost of all investments purchased less any dispositions. Purchases and sales of securities are recorded on the trade date.

Use of estimates
The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties

The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

Recent accounting pronouncements

As of December 31, 2009, the Plan adopted new accounting guidance related to the use of net asset value as a practical expedient to fair value. FASB Accounting Standards Update ("ASU") 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), permits, but does not require, a reporting entity to measure the fair value of certain investments based on net asset value per share as a practical expedient. The Plan adopted ASU 2009-12 as of December 31, 2009, as it relates to the valuation of the collective trust. The adoption of ASU 2009-12 had no material effect on the fair value of the collective trust.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends the disclosure requirements of ASC 820 to include greater detail of level 3 activity, disclosure of transfers in and out of level 3, as well as disaggregation of assets and liabilities into major categories. See Note 7 for the additional disclosures required by ASU 2010-06.

3. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 5, 2008, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the amendments do not alter the tax status of the Plan and the Plan continues to be operated in compliance with section 401(a) of the IRC. The related Trust is exempt from federal income tax under section 501(a) of the IRC.

4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500.

	December 31,	
	2009	**2008**
Net assets available for benefits per the financial statements	$ 123,051,924	$ 107,741,003
Amounts allocated to withdrawing participants	(26,640)	(40,629)
Net assets available for benefits per the Form 5500	$ 123,025,284	$ 107,700,374

The following is a reconciliation of benefits paid per the financial statements for the year ended December 31, 2009 to Form 5500.

Benefits paid to participants per the financial statements	$ 16,638,440
Add: Amounts allocated to withdrawing participants at December 31, 2009	26,640
Less: Amounts allocated to withdrawing participants at December 31, 2008	(40,629)
Benefits paid to participants per Form 5500	$ 16,624,451

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested prior to December 31, 2009, but not yet paid as of that date.

5. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2009		December 31, 2008	
Chemed Corporation common stock, 601,901 and 697,712 shares, respectively	$ 28,873,189		$ 27,747,990	*
JP Morgan Core Bond Fund, 1,204,682 and 1,235,134 shares, respectively	13,371,965		13,203,586	
FFI Institutional Fund, 12,769,210 and 14,147,796 shares, respectively	12,769,210		14,147,796	
BlackRock Fundamental Growth Fund, 525,264 and 538,533 shares, respectively	10,442,241		7,873,352	
ING International Value Fund, 781,995 and 647,863 shares, respectively	8,946,028		6,148,222	
Merrill Lynch Equity Index Trust, 80,537 and 77,799 shares, respectively	7,224,987	**	5,526,093	**
BlackRock Equity Dividend Fund, 352,508 and 410,511 shares, respectively	5,583,732	***	5,439,269	
Wells Fargo Advantage Short Duration Government Bond Fund, 504,922 and 630,144 shares, respectively	5,220,893	***	6,295,139	

* Participant and nonparticipant-directed
** Denotes collective trust
*** Investment represents less than 5% of the Plan's net assets at the specified date

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,735,396 as follows:

Mutual funds	$ 12,000,132
Collective trust	1,727,612
Common stock	5,007,652
	$ 18,735,396

6. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2009	2008
Chemed Stock Fund *	$ 28,873,189	$ 27,747,990

	Year Ended December 31, 2009
Changes in Chemed Stock Fund *:	
Contributions	$ 1,623,936
Interest and dividends	247,884
Net appreciation	5,007,652
Benefit payments and expenses	(3,671,365)
Transfers to participant-directed investments	(2,082,908)
	$ 1,125,199

* Includes both participant and nonparticipant-directed investments. Effective January 1, 2009, there are no longer nonparticipant-directed investments held in the Chemed Stock Fund (see Note 9).

7. Fair Value Measurements

Fair value is defined as the price that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

<u>Level 1</u> – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

<u>Level 2</u> – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability;

inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the net asset value ("NAV") of shares held by the Plan at year-end, using prices quoted on active markets at the measurement date.

Common stock – Valued at the closing price reported on the active market on which the security is traded.

Collective trust – Valued at NAV based on the fair value of the collective trust's underlying investments using information reported by the investment advisor.

Participant loans – Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Common stock	$ 28,873,189	$ -	$ -	$ 28,873,189
Equity funds:				
U. S. large growth	11,961,408	-	-	11,961,408
U. S. large value	5,583,732	-	-	5,583,732
Foreign large value	9,475,590	-	-	9,475,590
Mid-value	5,054,477	-	-	5,054,477
Mid-cap growth	7,646,536	-	-	7,646,536
Small value	1,666,030	-	-	1,666,030
Small growth	723,867	-	-	723,867
Bond funds:				
Short-term U. S. government	5,220,893	-	-	5,220,893
Intermediate-term	13,371,965	-	-	13,371,965
Other funds:				
Large blend	6,392,548	-	-	6,392,548
Money market	12,769,210	-	-	12,769,210
Collective trust (U. S. large cap)	-	7,224,987	-	7,224,987
Participant loans	-	-	5,332,680	5,332,680
Total assets at fair value	$ 108,739,445	$ 7,224,987	$ 5,332,680	$ 121,297,112

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Common stock	$ 27,747,990	$ -	$ -	$ 27,747,990
Equity funds:				
U. S. large growth	8,745,417	-	-	8,745,417
U. S. large value	5,439,269	-	-	5,439,269
Foreign large value	6,438,693	-	-	6,438,693
Mid-value	2,770,530	-	-	2,770,530
Mid-cap growth	4,128,412	-	-	4,128,412
Small value	1,064,321	-	-	1,064,321
Small growth	599,355	-	-	599,355
Bond funds:				
Short-term U. S. government	6,295,139	-	-	6,295,139
Intermediate-term	13,203,586	-	-	13,203,586
Other funds:				
Large blend	4,711,971	-	-	4,711,971
Money market	14,147,796	-	-	14,147,796
Collective trust (U. S. large cap)	-	5,526,093	-	5,526,093
Participant loans	-	-	4,674,512	4,674,512
Total assets at fair value	$ 95,292,479	$ 5,526,093	$ 4,674,512	$ 105,493,084

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009:

Participant loans		
Balance, beginning of year	$	4,674,512
Realized gains (losses)		-
Unrealized gains (losses) relating to instruments still held at the reporting date		-
Issuances		3,332,196
Repayments		(2,172,641)
Benefit payments		(501,387)
Balance, end of the year	$	5,332,680

In 2009, the Plan adopted the amended guidance in Accounting Standards Codification 820, Fair Value Measurement and Disclosures, as it relates to investments in entities calculating NAV or an equivalent measure of fair value. As a practical expedient, the amendments permit, but do not require, the Plan to measure the fair value of certain investments based on the investee's NAV or its equivalent. As a result of applying the practical expedient, the fair value of the collective trust was determined as of December 31, 2009, based on NAV. The adoption of the amendments did not have a material impact on the fair value of the collective trust. Investments in the collective trust have no holding period and redemptions can be made daily. There are no unfunded commitments for investment in the collective trust. The collective trust invests primarily in publicly-traded common stock. Therefore, NAV is based on the quoted market prices for the common stock held in the trust.

8. Party-In-Interest Transactions

Certain Plan investments held during the years ended December 31, 2009 and 2008 include shares of the Company's common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2009 for investment management services.

9. Plan Amendment

Effective January 1, 2007, the Plan was amended such that participants with more than three years of service may elect to transfer a third of their Chemed Corporation Stock Fund balance acquired before January 1, 2007, to any other fund offered by the Plan, each year over the next three years. Any Chemed stock purchased subsequent to December 31, 2006, may be transferred from the Chemed Corporation Stock Fund to any other fund offered by the Plan without limitation. Participants who have attained age 55 and completed three years of service prior to January 1, 2006 are not subject to the transition rules.

10. **Subsequent Events**

The Plan evaluated subsequent events through the date the financial statements were issued, and noted no material subsequent events had occurred through this date requiring revision to the financial statements.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500 EIN 31-0791746 Plan No. 104
Schedule H, Line 4i-
Schedule of Assets (Held At End of Year)*
December 31, 2009 **Schedule I**

(a)	(b) Identity of issue	(c) Description of investment		(d) Current value
**	Chemed Corporation	Common Stock	$	28,873,189
	JP Morgan	Core Bond Fund		13,371,965
**	FFI	Institutional Fund		12,769,210
**	BlackRock	Fundamental Growth Fund		10,442,241
	ING	International Value Fund		8,946,028
**	Merrill Lynch	Equity Index Trust		7,224,987
**	BlackRock	Equity Dividend Fund		5,583,732
	Alger	Mid Cap Growth Fund		5,499,109
	Wells Fargo Advantage	Short Duration Government Bond Fund		5,220,893
	Goldman Sachs	Mid Cap Value Fund		5,054,477
	MFS	Total Return Fund		3,649,003
	Oakmark	Equity & Income Fund		2,743,545
	Oppenheimer	International Small Company Fund		2,147,427
	Columbia	Small Cap Value Fund		1,666,030
	Seligman	Communications and Information Fund		1,519,167
	Lord Abbett	Developing Growth Fund		723,867
**	BlackRock	Pacific Fund		529,562
	Loan Fund	Loans to Participants, at rates ranging from 4.25% to 10.5%, and maturity dates from 1/10 to 10/18		5,332,680
	Total assets held for investment purposes		$	121,297,112

* This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500, Schedule H, Line 4i.
** Denotes party in interest.


GrantThornton

Exhibit 1

Audit • Tax • Advisory

Grant Thornton LLP
4000 Smith Road, Suite 500
Cincinnati, OH 45209-1967

T 513.762.5000
F 513.241.6125
www.GrantThornton.com

Consent of Independent Registered Public Accounting Firm

We have issued our report dated June 28, 2010, with respect to the financial statements and supplemental schedule included in the Annual Report of Chemed/Roto-Rooter Savings and Retirement Plan on Form 11-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statement of Chemed Corporation on Form S-8 (File No. 2-80712, effective April 27, 1990).

Grant Thornton LLP

Cincinnati, OH
June 28, 2010